FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 14, 2007	/s/ Stephen Taylor Stephen Taylor Chief Financial Officer

EXHIBIT INDEX

1	Press Release dated May 10, 2007

2	Cryptologic Inc. First Quarter Report

3	Form 52-109F2 executed by Chief Executive Officer

4	Form 52-109F2 executed by Chief Financial Officer

2

EXHIBIT 1

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC LAYS A FOUNDATION FOR GROWTH IN Q1
Recent events include eight new customer sites, 40 new games, acquisition & Asian expansion

May 10, 2007 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming industry, today reported financial results for the three months ended March 31, 2007. Revenue and earnings were $19.6 million and $1.5 million, respectively, reflecting CryptoLogic’s strong position within a changing industry. Earnings were $0.11 per fully diluted share.

The first quarter included several special items, including an increase in revenue of $4.0 million ($4.5 million before tax) resulting from a change in the company’s estimate of the future amount to be paid out in casino jackpots; a charge of $1.4 million ($1.6 million before tax) for the establishment of the company’s new global headquarters in Europe; and $0.7 million ($0.8 million before tax) in development costs related to new licensee sites. Excluding these special items, the company would have incurred a loss of $0.4 million, or ($0.03) per diluted share. CryptoLogic ended the quarter with $103.8 million in net cash.

“At CryptoLogic, the first quarter was about investing in the future, and charting a course for global growth,” said Javaid Aziz, CryptoLogic’s new President and CEO. “We’ve launched five new customer sites since December, and have seven more in the queue – including two for Holland Casino, and two for World Poker Tour. With our largest customers on long-term agreements, and modest revenue expected this year from our Asian venture, CryptoLogic is poised for long-term growth in the European markets of today — and the Asian markets of tomorrow.”

CryptoLogic’s results follow a busy quarter in which the company unveiled a series of new games and customer acquisitions, and at a time of significant change for the industry following the United States prohibition on online gaming last fall. Since most of the company’s business came from Europe before the legislation, the financial impact of the U.S. action on CryptoLogic was less serious than it was for many competitors that derived substantially all of their revenue from U.S.-based players. Prior to enactment of the Unlawful Internet Gaming Enforcement Act (UIGEA) passed in October 2006, licensees’ revenue from Europe-based players was approximately 70% of total revenue; now all revenue is from non-U.S. based players. The company is building on this strong base with an aggressive plan to add additional licensee revenue in Europe and the rest of the world.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended March 31,
	2007	2006	% Change

Revenue	$ 19.6	$ 27.0	(27.5%)
Reduction in jackpot provision	$ 4.5	$ —	—
Charge re Irish HQ	($ 1.6)	($ 0.2)	596.2%
Earnings and comprehensive income	$ 1.5	$ 7.7	(80.6%)
Earnings per diluted share	$ 0.11	$ 0.56	(80.4%)
EBITDA(1)	$ 1.9	$ 8.7	(78.1%)
Casino revenue	$ 13.9	$ 15.0	(7.7%)
Poker revenue	$ 5.2	$ 9.6	(46.5%)

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

2

Since its last quarterly earnings report, CryptoLogic has capitalized on the changed industry landscape with a number of significant actions. These include signing new customers, making a strategic acquisition, entering a memorandum of understanding to launch a joint venture in Asia and obtaining a significant European government owned and regulated operator as an on-line casino and poker licensee.

Highlights:

New and renewed customers

•	Signed World Poker Tour for exclusive three year contract
•	Launched PlayboyGaming.com’s poker site, with the casino site set to launch in the second quarter of 2007
•	Launched sites for Betsafe and Parbet, two growing Scandinavian poker brands

New market: Government-owned casino

•	Signed an exclusive three-year agreement to provide both poker and casino software for Holland Casino, the Netherlands’ government-owned casino operator. Subject to certain approvals, the new sites are expected to launch in June 2007

New partnership in Asia

•	Signed a memorandum of understanding with Brilliance Technology Co. and 568 Network Inc. to penetrate the high-growth Chinese market with CryptoLogic’s existing games and new games for the Chinese diaspora. Subscription-based “play-for-fun” games are planned to be offered over the Internet and mobile phones. “Play-for-money” games are planned to be offered through retail locations licensed by the China Welfare Lottery, the nation’s gaming licensing authority

Strategic acquisition

•	Purchased the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room, and licensed them to a private Maltese online gaming operator

Game innovation

•	Converted major casino games to multi-language basis
•	Awarded Gambling Online's Top Casino Software Award for the second year running. The award is based on the votes of players from around the world
•	Extended exclusive brand licensing agreement with Marvel Entertainment Inc. to 2010

Corporate initiatives

•	Developed a plan to establish its new executive headquarters in Ireland this year, subject to approval from a special meeting of shareholders on May 24, 2007
•	Javaid Aziz joined the company on April 2, 2007 as President and Chief Executive Officer
•	On May 9, 2007, declared a quarterly cash dividend of US$0.12 per share

Financial Performance

Earnings were impacted in the quarter by $4.0 million from a change in estimate of the future amount to be paid out from the jackpot provision; a non-recurring charge of $1.4 million related to the relocation of the business to Ireland; and costs of $0.7 million related to development of new licensee sites.

Total Revenue: Total revenue for the quarter was $19.6 million, 27.5% lower than Q1 2006. Poker revenue was down mainly due to the loss of Betfair in Q4 2006. Casino revenue was enhanced by an adjustment to amounts provided to cover future jackpot payouts of $4.5 million.

3

EBITDA(1)  was $1.9 million in the quarter. The company’s EBITDA(1) margin in the quarter was 9.7%, compared to 32.1% in Q1 2006. The decrease was due (A) reduced revenue due mainly to the industry-wide impact of the UIGEA; (B) $4.5 million from a change in estimate of the future amount to be paid out from the jackpot provision (C) $1.6 million in charges incurred in Q1 2007 (Q1 2006: $0.2 million) related to relocation of the business to Ireland; and (D) development costs of $0.8 million related to new licensee sites. Excluding the latter three items, EBITDA(1) would have been ($0.2) million and the EBITDA(1) margin would have been (1.3%).

Earnings and Earnings per Diluted Share: Earnings were $1.5 million and diluted earnings per share were $0.11. Excluding the change in estimate of the future amount to be paid out from the jackpot provision; the charge for the relocation of the business to Ireland; and development costs related to new licensee sites, the company would have incurred a loss of $0.4 million, or ($0.03) per diluted share.

Balance Sheet and Cash Flow: CryptoLogic’s financial strength continued to be reflected in its strong balance sheet. At March 31, 2007, net cash was $103.8 million (comprising cash and cash equivalents, short term investments and security deposits), or $7.43 per diluted share (December 31, 2006: $128.4 million, or $9.35 per diluted share). The decrease in net cash of $24.6 million reflects mainly amounts paid for the January 2007 purchase of Parbet, purchase of capital assets and increases in non-cash operating assets. The Company continues to be debt-free.

CryptoLogic’s working capital at March 31, 2007 was $83.9 million, or $6.01 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share). Cash flow used in operating activities was ($11.1) million in Q1 2007 (Q1 2006: $11.5 million provided by operating activities). The decrease in cash flow from operating activities of $22.6 million from Q1 2006 is explained mainly by: (A) lower earnings from operations after non-cash items ($5.4 million); (B) higher receivables ($7.2 million) due to timing of collection of receivables from certain licensees now collected; (C) lower accounts payable and accrued liabilities ($8.6 million) due to a lower jackpot provision; and (D) lower income taxes payable due to lower earnings ($1.0 million).

Outlook

For Q2 2007, CryptoLogic estimates revenue of $15.5-$16.5 million. The company expects earnings in Q2 2007 to be break-even, before the deduction of $1.5 million in pre-tax costs related to the new European headquarters. After those costs are deducted, the company forecasts a loss of $1.5 million, or ($0.11) per diluted share. This represents an additional quarter of investment in new licensee relationships to build for future earnings growth.

Approximately $0.5 million in development costs which will be included in the second quarter relate to new customer sites expected to be launched in the second quarter.

CryptoLogic expects 2007 to be a year of transition, with growth expected in both Europe and Asia. The company has signed its largest customers to long-term agreements, launched five new customer sites since December, and expects to launch three more in the second quarter (Playboy Gaming’s Internet casino, and Holland Casino’s poker and casino sites). Later this year, CryptoLogic expects to benefit from modest revenue from its new venture in China.

Beyond 2007, industry analysts continue to expect strong growth from the European market, which has been CryptoLogic’s core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the company has the following long-term financial objectives in future years for its continuing business in Europe and Asia:

•	Grow revenue and earnings at 20% year-over-year for Europe and Asia combined
•	Achieve net margin and return on equity of 20%

4

•	Achieve double-digit revenue growth in casino and poker
•	Exceed industry growth rates in key online casino and poker markets

(1)     Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

5

2007 First Quarter Analyst Call

A conference call is scheduled today for 8:30 a.m. Eastern time (1:30 p.m. GMT). Interested parties should call either 416-695-9719, 1-888-789-0089 (North America) or the international toll free number at (country code) 800-4222-8835. Replay will be available through May 17, 2007 by calling 416-695-5275 or 1-888-509-0081, passcode 643097#.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic®, visit www.wagerlogic.com. CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, (416) 968-7311 (North American media only)
Ken Wightman, Communications	Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Stephen Taylor, Chief Financial Officer
Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

Marvel and all related character names and the distinctive likeness thereof: TM and © 2007 Marvel Characters, Inc. All rights reserved. www.marvel.com Super Hero(es) is a co-owned registered trademark.

EXHIBIT 2

Dear Fellow Shareholders:

CryptoLogic continued to execute its strategy of expansion by engaging new licensees. This resulted in Q1 2007 revenue of $19.6 million. As a result of the Unlawful Internet Gaming Enforcement Act (UIGEA) enacted in the U.S. in October 2006, the company’s performance as forecast was negatively impacted in Q1 2007 when compared to Q1 2006. Prior to enactment of the UIGEA, licensees’ revenue from Europe-based players was approximately 70% of total revenue; now all revenue is from non-U.S. based players. Revenue was $19.6 million (down 27.5%) and earnings were $1.5 million (down 80.6%), including an increase in revenue from a change in estimate of the future amount to be paid out from the jackpot provision of $4.0 million after-tax ($4.5 million before tax); an after-tax charge of $1.4 million ($1.6 million before tax) relating to the relocation of the business to Ireland; and $0.7 million ($0.8 million before tax) of development costs relate to new licensee sites. On May 9, our Board of Directors declared a quarterly cash dividend at $0.12 per share.

Financial Highlights (in millions of US dollars, except per share data)	Three months ended March 31,
	2007	2006	% Change

Revenue	$ 19.6	$ 27.0	(27.5%)
Reduction in jackpot provision	$ 4.5	$ —	—
Charge re Irish HQ	($ 1.6)	($ 0.2)	596.2%
Earnings and comprehensive income	$ 1.5	$ 7.7	(80.6%)
Earnings per diluted share	$ 0.11	$ 0.56	(80.4%)
EBITDA(1)	$ 1.9	$ 8.7	(78.1%)
Casino revenue	$ 13.9	$ 15.0	(7.7%)
Poker revenue	$ 5.2	$ 9.6	(46.5%)

(1)

Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

Since its last quarterly earnings report, CryptoLogic has recruited Javaid Aziz as its new President and CEO, and signed World Poker Tour as a new licensee. In 2007 to date, the Company has capitalized on the changed industry landscape with a number of significant actions. These include signing new customers, making a strategic acquisition, entering a memorandum of understanding to launch a joint venture in Asia and obtaining a major European government operator as a casino and poker licensee.

Highlights:

New and renewed customers

•	Signed World Poker Tour for exclusive three year contract
•	Launched PlayboyGaming.com’s poker site, with the casino site set to launch in the second quarter of 2007
•	Launched sites for Betsafe and Parbet, two growing Scandinavian poker brands
•	Renewed its contract with William Hill for three years with exclusive provisions until 2009 under similar financial terms
•	Launched DTDPoker, under an exclusive 3-year contract. DTDPoker is the on-line home of the new UK land-based poker club, DUSKTILLDAWN, expected to be the largest in the UK

TEL (416) 545-1455   FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

New market: Government-owned casino

•	Signed an exclusive three-year agreement to provide both poker and casino software for Holland Casino, the Netherlands’ government-owned casino operator. Subject to certain approvals, the new sites are expected to launch in June 2007

New partnership in Asia

•	Signed a memorandum of understanding with Brilliance Technology Co. and 568 Network Inc. to penetrate the high-growth Chinese market with CryptoLogic’s existing games and new games for the Chinese diaspora. Subscription-based “play-for-fun” games are planned to be offered over the Internet and mobile phones. “Play-for-money” games are planned to be offered through retail locations licensed by the China Welfare Lottery, the nation’s gaming licensing authority

Strategic acquisition

•	Purchased the poker brand and related assets of Parbet.com, a popular Scandinavian online poker room, and licensed them to a private Maltese online gaming operator

Game innovation

•	Converted major casino games to multi-language basis
•	Awarded Gambling Online's Top Casino Software Award for the second year running. The award is based on the votes of players from around the world
•	Extended exclusive brand licensing agreement with Marvel Entertainment Inc. to 2010

Corporate initiatives

•	The company plans to establish its new executive headquarters in Ireland in 2007, subject to approval from a special meeting of shareholders on May 24, 2007
•	Javaid Aziz joined the company on April 2, 2007 as President and Chief Executive Officer
•	On May 9, 2007, CryptoLogic's Board of Directors declared a quarterly cash dividend of US$0.12 per share

Financial Performance

In light of the industry-wide impact of UIGEA, CryptoLogic achieved encouraging revenue and earnings results in Q1 2007. CryptoLogic accomplished this notwithstanding the U.S. prohibition of Internet gaming in October 2006. Earnings include a change in estimate of the future amount to be paid out from the jackpot provision ($4.0 million after tax); the after-tax charge of $1.4 million related to establishing the new Ireland headquarters; and development costs relating to new licensee sites ($0.7 million after tax).

Total Revenue: Total revenue for the quarter was $19.6 million, 27.5% lower than Q1 2006. Poker revenue was down disproportionately more than casino reflecting the higher impact of the U.S. legislation on this segment of the business, and the loss of Betfair in Q4 2006. Casino revenues were increased by $4.5 million as the company revised its estimates for amounts required to discharge future jackpot payouts.

EBITDA(1)  was $1.9 million in the quarter (Q1 2006: $8.7 million). The company’s EBITDA(1) margin in the quarter was 9.7%, compared to 32.1% in Q1 2006. The decrease was due to: (A) reduced revenue; (B) $1.6 million in charges incurred in Q1 2007 related to relocation of the business to Ireland; partially offset by (C) $4.5 million from a change in estimate of the future amount to be paid out from the jackpot provision; and (D) $0.8 million of development costs relating to new licensee sites. Excluding the last three items, EBITDA(1) would have been ($0.2) million and the EBITDA(1) margin would have been (1.3%).

Earnings and Earnings per Diluted Share: Earnings were $1.5 million and diluted earnings per share were $0.11. Excluding the change in estimate of the future amount to be paid out from the jackpot provision; the charge for the relocation of the business to Ireland; and development costs relating to new licensee sites, the company would have incurred a loss of $0.4 million, or ($0.03) per diluted share.

Balance Sheet and Cash Flow: CryptoLogic’s financial strength continued to be reflected in its strong balance sheet. At March 31, 2007, net cash was $103.8 million (comprising cash and cash equivalents, short term investments and security deposits), or $7.43 per diluted share (December 31, 2006: $128.4 million, or $9.35 per diluted share). The decrease in net cash of $24.6 million reflects amounts paid for the January purchase of Parbet, purchase of capital assets and increases in non-cash operating assets (see analysis of change in Overview of Results below). The company continues to be debt-free.

CryptoLogic’s working capital at March 31, 2007 was $83.9 million, or $6.01 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share). The decrease in working capital of $9.9 million from year end is mainly due to: (A) decrease of $25.0 million in short-term investments due mainly to payment for Parbet assets ($11.8 million); investment in capital assets ($3.4 million); and lower earnings, partially offset by (B) changes in non-cash operating assets, as follows: (i) higher accounts receivable due to timing of collection of certain licensee receivables now collected; (ii) higher prepaid expense related to higher prepaid game development costs with third party developers; and (iii) lower accounts payable and accrued liabilities due mainly to a lower jackpot provision at the end of the first quarter.

Cash flow used in operating activities was ($11.1) million in Q1 2007 (Q1 2006: $11.5 million provided) mainly as a result of lower earnings in the quarter and increases in non-cash operating assets occurring in the ordinary course of business. The decrease in cash flow of $22.6 million from Q1 2006 is explained mainly by: (A) lower earnings from operations adjusted for non-cash items ($5.4 million); (B) higher receivables ($7.2 million) due to timing of collection of receivables from certain licensees now collected; (C) lower accounts payable and accrued liabilities ($8.6 million) due in large part to a lower jackpot provision; and (D) lower income taxes payable due to lower earnings ($1.0 million).

Outlook

For Q2 2007, CryptoLogic estimates revenue of $15.5-$16.5 million. The company expects earnings in Q2 2007 to be break-even, before the deduction of $1.5 million in pre-tax costs related to the new European headquarters. After those costs are deducted, the company forecasts a loss of $1.5 million, or ($0.11) per diluted share. This represents an additional quarter of investment in new licensee relationships to build for future earnings growth.

Approximately $0.5 million in development costs which will be included in the second quarter relate to new customer sites expected to be launched in the second quarter.

In 2007, we expect to grow our revenue related to our licensees’ European gaming activities, both through the organic growth of licensees that were active on our platforms in 2006 and through revenue from our new licensees that have launched or will launch in 2007, including Betsafe, Parbet, Holland Casino and PlayboyGaming.com. Subsequent to quarter end, we also announced an exclusive three-year licensing deal with World Poker Tour. As well we expect to generate modest revenues in the high-growth Chinese market in late 2007 from our alliance with Brilliance Technology Co. and 568 Network Inc.

In Internet casino, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. Introduction of our Bonus Pack 11 suite of new games, including additional Marvel comic-branded slots, will begin in Q2 2007. Given the popularity of the games in Bonus Pack 10, we expect these new offerings to be solid business drivers for our casino licensees.

In Internet poker, the company will continue to enhance its poker solution to build on the liquidity in our licensees’ central poker room, including the wide choice of games, stake levels and tournaments, around the clock. During 2007, we will continue to add new games and features, further expand our tournament offerings, and enhance the look and feel of the game environment.

Management expects that the industry-wide impact of the UIGEA will result in lower casino and poker revenue and earnings in 2007. By the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

The ability of our licensees to market their sites effectively is key to CryptoLogic’s success. Accordingly, we continue to enhance our back-office solutions that help customers attract, retain, and re-activate players. We will continue to build on our offering of sophisticated business intelligence, data mining and marketing tools, which are helping customers better understand, respond to and serve their players. The Gambling Act 2005 becomes effective in the U.K. in September 2007. The company’s licensees will be deferring advertising in that major market until the new law comes into effect. This will impact earnings.

In 2007, non-recurring non-deductible expenses associated with the Ireland reorganization will increase the company’s effective rate of tax. Management currently anticipates that this rate will rise from historical levels of 15% to approximately 21% in 2007, and should approximate historical levels in the latter part of 2008.

Beyond 2007, industry analysts continue to expect strong growth from the European market, which has been CryptoLogic’s core focus for the last five years. In addition, rapid online growth in Asia is expected in the years to come. Accordingly, the company has the following long-term financial objectives in future years for its continuing business in Europe and Asia:

•	Grow revenue and earnings at 20% year-over-year for Europe and Asia combined
•	Achieve net margin and return on equity of 20%
•	Achieve double-digit revenue growth in casino and poker
•	Exceed industry growth rates in key online casino and poker markets

Respectfully,

Javaid Aziz
President and CEO
May 10, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three months ended March 31, 2007, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2006 as set out in our 2006 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2006 year-end MD&A. This MD&A is dated May 10, 2007. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW

CryptoLogic is a world-leading and long-standing publicly traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides software licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue-chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

OVERVIEW OF RESULTS

Mainly as a result of the industry-wide impact of the Unlawful Internet Gambling Enforcement Act (UIGEA), CryptoLogic’s revenue, EBITDA(1), earnings and earnings per share decreased in the first quarter of 2007, as compared to the prior year. The effect of the UIGEA was mitigated as a result of the Company’s licensees deriving substantial revenue from non-U.S. based players. Prior to the enactment of the UIGEA passed in October 2006, licensees’ revenue from Europe-based players was approximately 70% of total revenue; now all revenue is from non-U.S. based players. CryptoLogic management had initiated this diversification from the U.S. well prior to the UIGEA enactment.

Revenue decreased 27.5% for Q1 2007 to $19.6 million (Q1 2006: $27.0 million).

EBITDA(1)     was $1.9 million, down 78.1% in the quarter (Q1 2006: $8.7 million). The Company’s EBITDA(1) margin in the quarter was 9.7%, compared to 32.1% in Q1 2006. The decrease was due to: (A) reduced revenue due mainly to UIGEA enactment, partially offset by (B) an increase of revenue of $4.5 million from a change in estimate of the future amount to be paid out from the jackpot provision; (C) $1.6 million in charges incurred in Q1 2007 related to the relocation of the business to Ireland; and (D) $0.8 million of development costs relating to new licensee sites. Excluding the latter three items, EBITDA(1) would have been ($0.2) million and the EBITDA(1) margin would have been (1.3%).

Earnings were $1.5 million (Q1 2006: $7.7 million). Diluted earnings per share were $0.11 (Q1 2006: $0.56), Excluding the change in estimate of the future amount of be paid out from the jackpot provision; the charge for the relocation of the business to Ireland; and development costs relating to new licensee sites, Q1 earnings (loss) would have been ($0.4) million and diluted EPS, ($0.03).

CryptoLogic’s balance sheet at March 31, 2007 continued to be strong. Net cash (cash, cash equivalents, short term investments and security deposits) decreased by $24.6 million to $103.8 million at quarter-end, as compared to yearend (December 31, 2006: $128.4 million) due mainly to: (A) payment for Parbet assets ($11.8 million); (B) purchase of capital assets ($3.4 million); (C) higher accounts receivable of $6.9 million due to timing of collection of certain licensee receivables now collected; (D) higher prepaid expense of $3.6 million related to mainly higher prepaid game development costs with third party developers; and (E)

lower accounts payable and accrued liabilities of $4.8 million due mainly to a lower jackpot provision at the end of the first quarter; partially offset by (F) earnings adjusted for non-cash items ($3.7 million).

CryptoLogic’s working capital at March 31, 2007 was $83.9 million, or $6.01 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share). The decrease in working capital of $9.9 million from year end is mainly due to: (A) decrease of $25.0 million in short-term investments due mainly to payment for Parbet assets ($11.8 million); investment in capital assets ($3.4 million); and lower earnings, partially offset by; (B) higher accounts receivable of $6.9 million due to timing of collection of certain licensee receivables now collected; (C) higher prepaid expense of $3.6 million related to mainly higher prepaid game development costs with third party developers; and (D) lower accounts payable and accrued liabilities of $4.8 million due mainly to a lower jackpot provision at the end of the first quarter.

On May 9th, CryptoLogic’s Board of Directors declared a quarterly cash dividend at US$0.12 per share, payable on June 15, 2007 to shareholders of record on June 8, 2007.

RESULTS OF OPERATIONS

Revenue

Revenue in the quarter was down 27.5% to 19.6 million (Q1 2006: $27.0 million). On-line casino continued to represent the largest portion of revenues.

Internet casino

Q1 2007 Internet casino revenue decreased 7.7% to $13.9 million (Q1 2006: $15.1 million), and was up 39.4% from Q4 2006 ($10.0 million). The first quarter has historically been seasonally stronger than the fourth quarter. Casino fees accounted for 70.9% of total Q1 2007 revenue (Q1 2006: 55.7%). Casino revenues were increased by $4.5 million as the Company revised its estimates for amounts required to discharge future jackpot payouts. This is accounted for as a change in accounting estimate under Canadian generally accepted accounting principles.

Fees or licensing revenue from our casino business is calculated as a percentage of a licensee’s level of activity in its online casino site. Such revenue is affected by the number of active players on licensees’ sites and their related gaming activity. In turn, these results are influenced by a variety of factors, including the entertainment value of CryptoLogic-developed casino games, the frequency and success of new offerings and the effectiveness of our licensees’ marketing programs.

Currently, CryptoLogic releases new game packs twice each year. The games in Bonus Pack 10 of our casino software (released in Q4 2006) contributed to casino revenue at licensee sites, and represented 36.0% of casino revenue for the first quarter. As well the introduction of casino-games-in-poker and non-download games for a key licensee also contributed to revenues in the quarter.

The Company expects the release of its Bonus Pack 11 in Q2 2007 to help offset the effect of summer seasonality in what is typically a softer quarter. Please refer to the Revenue Trends section of this MD&A for more details.

Internet poker

Q1 2007 Internet poker revenue decreased 46.5% to $5.2 million (Q1 2006: $9.6 million), and were down 23.2% from Q4 2006 ($6.7 million), due mainly to the exit of Betfair from the poker room at the end of October 2006. Fees from Internet poker revenue represented 26.4% of Q1 2007 revenue (Q1 2006: 35.7%).

Through WagerLogic, CryptoLogic offers a “virtual” central poker room for its licensees. Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the rake is typically 5% of the pot, up to a maximum amount per hand), or fixed fees for entry into poker tournaments.

Players prefer poker rooms with strong “liquidity” — rooms that offer high availability of games at the desired stake levels, in their currency of choice, on a 24/7 basis.

Other revenue

Other revenue includes fees for software customization and fees for marketing support. Other revenue in Q1 2007 was $0.5 million, or 2.7% of total revenue (Q1 2006: $2.3 million, or 8.6% of revenue), and decreased due mainly to the decrease in fees receivable from Betfair.

Geographic diversification

CryptoLogic continues to be well-diversified in the key global markets for online gaming. Licensees’ revenue derived from non-U.S. based players accounted for 100% of overall Q1 2007 revenue, as compared to 65% in Q1 2006. The UK and Continental Europe represent the vast majority of this revenue.

Revenue trends

We experience seasonality in our business. Historically the first and fourth quarters of the year have been the Company’s strongest. Players spend less time online during the warmer months. We expect this trend to continue, particularly for the more developed casino market.

While the global online gaming market continues to promise vast growth potential, competition is intensifying for players and market position. We believe, however, that continued disciplined execution of our business strategy will contribute to ongoing growth in the future. Please refer to the Business Outlook section of this MD&A for more details.

Operating Expense

Operating expense comprises development and support expense, which includes all personnel and equity compensation costs for employee stock options and the long term incentive program; licensee support; e-cash systems and support costs; customer service expense; and staffing for regulatory compliance. Operating expense was $13.6 million in Q1 2007 or 69.3% of revenue (Q1 2006: $16.4 million, or 60.6% of revenue).

Lower expenses were due mainly to lower software development expense, and lower e-cash processing fees associated with lower revenues and financial transaction levels.

General and Administrative

General and administrative (G&A) expenses were $2.4 million for the quarter (Q1 2006: $1.6 million). The increase in Q1 2007 reflects mainly higher expense associated with increased professional fees related to acquisition activities.

EBITDA(1)  was $1.9 million in the quarter (Q1 2006: $8.7 million). The Company’s EBITDA(1) margin in the quarter was 9.7%, compared to 32.1% in Q1 2006. The decrease was due to: (A) reduced revenue; partially offset by (B) $4.5 million from a change in estimate of the future amount to be paid out from the jackpot provision; (C) $1.6 million in charges incurred in Q1 2007 related to relocation of the business to Ireland; and (D) $0.8 million of development costs relating to new licensee sites. Excluding the latter three items, EBITDA(1) would have been ($0.2) million and the EBITDA(1) margin would have been (1.3%).

Earnings were $1.5 million (Q1 2006: $7.7 million), and diluted earnings per share were $0.11 (Q1 2006: $0.56). Excluding the change in estimate of the future amount to be paid out from the jackpot provision; the charge for the relocation of the business to Ireland; and development costs relating to new licensee sites, Q1 earnings (loss) would have been ($0.4) million and diluted EPS, ($0.03).

(1)     Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:
	For the three months ended March 31,
(In thousands of US dollars)	2007	2006

Earnings and comprehensive income	$ 1,484	$ 7,662
Income taxes	664	1,246
Interest income	(1,732)	(1,443)
Amortization	1,483	1,195

EBITDA	$ 1,899	$ 8,660

Amortization

During the quarter, amortization expense was $1.5 million (Q1 2006: $1.2 million). The increase arises mainly from amortization of recently-acquired Parbet assets.

Interest Income

Interest income, comprising interest earned on the Company’s cash and short term investment balances, rose to $1.7 million in Q1 2007 (Q1 2006: $1.4 million). The increase was largely a result of higher average cash balances in the quarter, as compared to the prior year.

Provision for Income Taxes

Income taxes for the quarter were $0.7 million (Q1 2006: $1.2 million), primarily due to lower pre-tax earnings. The Company’s Q1 2007 tax rate, including current and future taxes, of 30.9% (Q1 2006: 14.0%) is above management’s expected annual effective rate of 21% largely due to non-deductible reorganization costs.

Earnings

Earnings in Q1 2007 decreased 80.6% to $1.5 million, and declined 80.4% per diluted share to $0.11 (Q1 2006: $7.7 million, or $0.56 per diluted share). Please refer to revenue and expense sections of this MD&A for variance explanations. Earnings include the change in estimate of the future amount to be paid out from the jackpot provision; the charge for the relocation of the business to Ireland; and development costs relating to new licensee sites. Excluding these items, Q1 earnings (loss) would have been ($0.4) million and diluted EPS, ($0.03).

Summary of Quarterly Results

	Fiscal 2007	Fiscal 2006				Fiscal 2005

(In thousands of US dollars, except per share data)	Q1 2007	Q4 06	Q3 06	Q2 06	Q1 06	Q4 05	Q3 05	Q2 05

Revenue	$19,562	$18,984	$27,690	$30,351	$26,997	$25,061	$21,049	$19,923
Casino revenue	13,873	9,951	16,250	17,894	15,028	15,520	12,622	11,661
Poker revenue	5,157	6,711	8,300	9,279	9,641	7,912	6,985	6,583
Interest income	1,732	1,931	1,960	1,758	1,443	1,149	967	874
Earnings and comprehensive income	1,484	1,712	7,244	8,194	7,662	5,825	5,127	4,739
Earnings per share
Basic	0.11	0.13	0.53	0.60	0.57	0.44	0.37	0.34
Diluted	0.11	0.12	0.53	0.59	0.56	0.43	0.36	0.33
Basic weighted average number of shares (000's)	13,817	13,630	13,601	13,586	13,415	13,363	13,681	13,736
Diluted weighted average number of shares (000's)	13,963	13,736	13,789	13,851	13,687	13,665	14,063	14,361

Historically, the first and fourth quarters (during the winter and fall seasons) are the Company’s strongest periods. Revenue in the middle two quarters of the year can slow down as Internet usage moderates in the warmer months, when players spend more time outdoors.

LIQUIDITY AND CAPITAL RESOURCES

In the quarter, CryptoLogic sustained a strong financial position. As at March 31, 2007, the Company had no debt and a total cash position of $103.8 million (comprising cash and cash equivalents, short term investments and security deposits), or $7.43 per diluted share (December 31, 2006: $128.4 million, or $9.35 per diluted share). CryptoLogic’s working capital at March 31, 2007 was $83.9 million, or $6.01 per diluted share (December 31, 2006: $93.8 million, or $6.83 per diluted share).

The decrease in working capital of $9.9 million was due to: (A) decrease of $25.0 million in short-term investments due to mainly to payment for Parbet assets ($11.8 million); investment in capital assets ($3.4 million); and lower earnings, partially offset by; (B) higher accounts receivable of $6.9 million due to timing of collection of certain licensee receivables now collected; (C) higher prepaid expense of $3.6 million related to mainly higher prepaid game development costs with third party developers; and (D) lower accounts payable and accrued liabilities of $4.8 million due mainly to a lower jackpot provision at the end of the first quarter.

Cash flow used in operating activities was ($11.1) million in Q1 2007 (Q1 2006: $11.5 million provided). The decrease in cash flow from operating activities of $22.6 million from Q1 2006 is explained mainly by: (A) lower earnings from operations adjusted for non-cash items ($5.4 million); (B) higher receivables ($7.2 million) due to timing of collection of receivables from certain licensees now collected; (C) lower accounts payable and accrued liabilities ($8.6 million) due to a lower jackpot provision; and (D) lower income taxes payable due to lower earnings ($1.0 million).

CryptoLogic had at the end of the quarter approximately 14.0 million common shares and approximately 0.9 million stock options outstanding.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three month period ended March 31, 2007, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS

These items are substantially unchanged as discussed in the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Effective January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the three months ended March 31, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

The Company had no “other comprehensive income or loss” transactions during the three months ended March 31, 2007. The adoption of these new sections had no material impact on opening retained earnings.

The Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473 in Q1 2007.

RISKS AND UNCERTAINTIES

The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from the Company’s MD&A for the year ended December 31, 2006 as contained in our 2006 Annual Report, filed on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

OUTLOOK

While the global online gaming market continues to promise solid growth potential, competition is intensifying for players and market position, particularly in Europe as a result of the industry-wide impact of UIGEA. CryptoLogic’s disciplined execution of a strategy of customer, product and market diversification has contributed to sustained revenue, earnings and cash generation. We remain committed to this focused approach to drive both the organic growth of a core group of high quality international brand-name customers in Internet casino and Internet poker focused on the UK, continental Europe and Asia, and allow for the addition of carefully chosen new, blue-chip licensees. We now have 14 licensees.

In 2007, we expect to grow our revenue related to our licensees’ European gaming activities, both through the organic growth of licensees that were active on our platforms in 2006 and through revenue from our new licensees that have launched or will launch in 2007, including Betsafe; Parbet; Holland Casino; and PlayboyGaming.com. Subsequent to quarter end, we also announced an exclusive three-year licensing deal with World Poker Tour. As well we expect to generate in 2007 modest revenues in the high-growth Chinese market in late 2007 from our alliance with Brilliance Technology Co. and 568 Network Inc.

In Internet casino, we will continue to deliver an array of new and engaging games to help our licensees refresh their offerings to players, and foster player loyalty. Introduction of our Bonus Pack 11 suite of new games, including additional Marvel comic-branded slots, will begin in Q2 2007. Given the popularity of the games in Bonus Pack 10, we expect these new offerings to be solid business drivers for our casino licensees.

In Internet poker, the Company will continue to enhance our poker solution to build on the liquidity in our licensees’ central poker room, including the wide choice of games, stake levels and tournaments, around the clock. During 2007, we will continue to add new games and features, further expand our tournament offerings, and enhance the look and feel of the game environment.

Management expects that that the industry-wide impact of the UIGEA will result in lower casino and poker revenue and earnings in 2007. By the latter part of 2008, we should start to trend toward quarterly revenue run rates similar to those realized prior to the UIGEA enactment, and continue to strive for net margins (net earnings as a percentage of revenue) in excess of 20%.

The ability of our licensees to market their sites effectively is key to CryptoLogic’s success. Accordingly, we continue to enhance our back-office solutions that help customers attract, retain, and re-activate players. We will continue to build on our offering of sophisticated business intelligence, data mining and marketing tools, which are helping customers better understand, respond to and serve their players. The Gambling Act

2005 becomes effective in the U.K. in September 2007. The Company's licensees will be deferring advertising in that major market until the new law comes into effect. This will impact earnings.

In 2007, non-recurring non-deductible expenses associated with the Ireland reorganization will increase the company’s effective rate of tax. Management currently anticipates that this rate will rise from historical levels of 15% to approximately 21% in 2007, and should approximate historical levels in the latter part of 2008.

Marvel and all related character names and the distinctive likenesses thereof: TM and(C)2007 Marvel Characters, Inc. All rights reserved. www.marvel.com

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at March 31, 2007 (unaudited)	As at December 31, 2006

ASSETS
Current assets:
Cash and cash equivalents	$ 77,312	$ 76,940
Security deposits	1,500	1,500
Short term investments	25,000	50,000
Accounts receivable and other	15,160	8,251
Prepaid expenses	10,614	7,027

	129,586	143,718

User funds on deposit	24,867	20,872
Capital assets	20,280	18,106
Intangible assets	11,598	48
Goodwill	1,776	1,776

	$188,107	$184,520

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 42,940	$ 47,766
Income taxes payable	2,754	2,165

	45,694	49,931

User funds held on deposit	24,867	20,872
Future income taxes	2,199	2,133

	72,760	72,936

Shareholders' equity:
Capital stock	33,697	29,096
Stock options	2,974	3,631
Retained earnings	78,676	78,857

	115,347	111,584

	$188,107	$184,520

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(unaudited)

	For the three months ended March 31,
	2007	2006

Retained earnings, beginning of period	$ 78,857	$ 59,891
Earnings and comprehensive income	1,484	7,662
Dividends paid	(1,665)	(946)

Retained earnings, end of period	$ 78,676	$ 66,607

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(In thousands of US dollars, except per share information)
(unaudited)

	For the three months ended March 31,
	2007	2006

Revenue	$19,562	26,997

Expenses

Operating	13,558	16,355
General and administrative	2,381	1,639
Reorganization	1,629	234
Finance	95	109
Amortization	1,483	1,195

	19,146	19,532

Earnings before under-noted	416	7,465

Interest income	1,732	1,443

Earnings before income taxes	2,148	8,908

Income taxes:
Current	598	1,606
Future	66	(360)

	664	1,246

Earnings and comprehensive income	1,484	7,662

Earnings per common share
Basic	$ 0.11	$ 0.57
Diluted	$ 0.11	$ 0.56
Weighted average number of shares (`000s)
Basic	13,817	13,415
Diluted	13,963	13,687

The accompanying notes are an integral part of the consolidated interim financial statements.

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(unaudited)

	For the three months ended March 31,
	2007	2006

Cash provided by (used in):

Operating activities:
Earnings and comprehensive income	$ 1,484	$ 7,662
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	1,483	1,195
Future income taxes	66	(360)
Stock options	637	527

	3,670	9,024

Changes in operating assets and liabilities:
Accounts receivable and other	(6,909)	285
Prepaid expenses	(3,587)	(3,178)
Accounts payable and accrued liabilities	(4,826)	3,791
Income taxes payable	589	1,544

	(11,063)	11,466

Financing activities:
Issue of capital stock	3,307	2,145
Dividends paid	(1,665)	(946)

	1,642	1,199

Investing activities:
Purchase of intangible assets	(11,771)	—
Purchase of capital assets	(3,436)	(222)
Short term investments	25,000	(9,786)

	9,793	(10,008)

Increase in cash and cash equivalents	372	2,657
Cash and cash equivalents, beginning of period	76,940	94,420

Cash and cash equivalents, end of period	$ 77,312	$ 97,077

Supplemental cash flow information:
Non cash portion of options and warrants exercised	$ 1,294	$ 471

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2007
(unaudited)
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2006, except as described in note 1 below. These interim consolidated financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended December 31, 2006, as set out in the 2006 Annual Report.

1.   Significant accounting policies — Financial Instruments

Effective on January 1, 2007, the Company adopted the recommendations of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity. These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity from transactions and other events and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Upon adoption of the new standards on January 1, 2007, the Company classified all cash, cash equivalents, short-term investments and user funds on deposit, as held-for-trading assets which are measured at fair value and the changes in fair value are recognized in earnings. Accounts receivable and other are classified as loans and receivables and measured at amortized costs. Accounts payable and accrued liabilities and user funds held on deposit are classified as other financial liabilities. The Company had neither available for sale, nor held-to-maturity instruments during the three months ended March 31, 2007.

Section 3855 requires the Company to identify embedded derivatives that require separation from the host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in earnings in the period the change occurs. The Company has not identified any embedded derivatives that are required to be separated from the host contract.

The Company had no “other comprehensive income or loss” transactions during the three months ended March 31, 2007. The adoption of these new sections had no material impact on opening retained earnings.

2.   Change in Accounting Estimate

The Company has reviewed the estimate of amounts required to address jackpot payouts, resulting in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $4,473 in Q1 2007.

3.   Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in the three months ended March 31, 2007 and 2006 was made using the Black-Scholes option pricing model using the following weighted assumptions:

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55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

	2007	2006
Dividend yield	2.00%	1.00%
Risk-free rate	4.25%	4.25%
Expected volatility	55.0%	55.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $637 in Q1 2007 (Q1 2006 — $527) are included in operating costs with a corresponding addition to Stock Options in Shareholders’ Equity. The Stock Options account is reduced as options are exercised with an entry to Share Capital totaling $1,294 in Q1 2007 (Q1 2006- $471). Consideration paid by employees on the exercise of stock options is recorded as share capital.

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the CICA recommendations, the Company’s net earnings and earnings per share would have been changed to the following pro forma amounts:

Three months ended March 31,
	2007		2006

	As reported	Pro forma	As reported	Pro forma

Earnings	$ 1,484	$ 1,484	$ 7,662	$ 7,531
Earnings per shar
Basic	$ 0.11	$ 0.11	$ 0.57	$ 0.56
Diluted	$ 0.11	$ 0.11	$ 0.56	$ 0.55

4.   Share capital

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Contributed	Total
In thousands	Issued	Stated Value	Surplus	Stated Value

Balance - December 31, 2005	13,322	$25,103	$68	$25,171
Exercise of stock options	319	3,925	—	3,925

Balance - December 31, 2006	13,641	$29,028	$68	$29,096

Balance - December 31, 2006	13,641	$29,028	$68	$29,096
Exercise of stock options	254	4,601	—	4,601

Balance - March 31, 2007	13,895	$33,629	$68	$33,697

5.   Normal Course Issuer Bid

In September 2006, the Board of Directors approved the renewal of a share purchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,350,000 of the Company’s outstanding common shares for the period commencing September 29, 2006 and ending September 28, 2007. As at March 31, 2007, the Company had not repurchased any shares from the renewed Normal Course Issuer Bid.

6.   Financial Instruments

Financial instruments, potentially exposing the Company to a concentration of credit risk, interest rate and foreign exchange risk, consist principally of cash, cash equivalents and short term investments. The Company manages credit risk by investing in cash equivalents and short term investments rated as A and R1 or above.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short term nature of the investments.

In regard to foreign exchange, the Company is to a large degree naturally hedged. The Company may engage from time to time in currency hedging, although no hedging has been done in 2007 and 2006. Its financial reporting is in US dollars.

7.   Intangible assets

During the quarter, the Company signed an agreement to purchase the poker brand and customer list of Parbet.com, a Norwegian company. The total purchase price paid was $11,771, with $11,367 allocated to the brand and $404 allocated to the customer list. The brand is being amortized over 12 years and the customer list over 5 years.

8.   Reorganization

On September 25, 2006, the Company announced a plan to move the corporate head office to Ireland in 2007 to be located closer to customers and markets for its products. Total expected cost to be incurred is $8,500, largely related to professional fees, search fees, relocation and employee severance.

	Three months ended March 31,
	2007	2006	Since inception to March 31, 2007

Professional fees	$1,051	$234	$ 2,308
Employee severance	336	—	2,278
Employee relocation and recruitment	242	—	743

Reorganization Charges	$1,629	$234	5,329

Payments since inception			(3,458)

Included in Accounts payable and accrued
liabilities at March 31, 2007			$ 1,871

9.   Guarantees

The Company has guaranteed minimum payments for certain intellectual property rights over multiple-year periods, for the amount of $5,365.

10.   Seasonality

Historically, the first and fourth quarters have been CryptoLogic’s strongest periods. Revenue in the second and third quarters may decrease as Internet usage moderates in the warmer months of the year as more people are outdoors.

11.   Related party transactions

During the quarter, the Company paid $334 (Q1 2006: $172) to the law firm in which the Company’s Chairman is a partner.

12. Comparative figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.

CRYPTOLOGIC INC.
CORPORATE DIRECTORY

DIRECTORS
Robert H. Stikeman, Chairman
Randall Abramson
Javaid Aziz
Stephen H. Freedhoff
Nigel T. Simon

LEGAL COUNSEL
Stikeman, Graham, Keeley & Spiegel LLP
Toronto, Canada

AUDITORS
KPMG LLP Chartered Accountants
Toronto, Canada

BANKER
Bank of Montreal
Toronto, Canada

COMMON SHARES LISTED
TSX Symbol: CRY
NASDAQ Symbol: CRYP
LSE Symbol: CRP

TRANSFER AGENTS
Equity Transfer & Trust Company Inc.
Toronto, Canada
416-361-0930

Continental Stock Transfer &
Trust Company
New York, USA
212-509-4000
OFFICERS
Javaid Aziz, President and CEO
Stephen B. Taylor, Chief Financial Officer
Michael Starzynski, Chief Technology Officer
Andrew Goetsch, Vice President,
     Poker Software Development Marilyn Shabot, Vice President, Human Resources
Justin Thouin, Vice President,
     Casino Software Development

INVESTOR RELATIONS
Stephen Taylor, Chief Financial Officer
Telephone: 416-545-1456
Facsimile: 416-545-1454
E-mail: investor.relations@cryptologic.com

CORPORATE GOVERNANCE
A comprehensive discussion of CryptoLogic’s
corporate governance information is provided in the
Company’s Management Information Circular,
available on the SEDAR website at www.sedar.com,
or by request.

HEAD OFFICE
CryptoLogic Inc.
55 St. Clair Avenue West, 3rd Floor
Toronto, Ontario, Canada M4V 2Y7

WEB SITE
www.cryptologic.com

2007 CryptoLogic Inc. First Quarter Report

EXHIBIT 3

Form 52-109F2- Certification of Interim Filings

I, Javaid Aziz, President and Chief Executive Officer of CryptoLogic Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Inc. (the “Issuer”) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007

/s/ Javaid Aziz

JAVAID AZIZ

PRESIDENT AND CHIEF EXECUTIVE OFFICER

CRYPTOLOGIC INC.

EXHIBIT 4

Form 52-109F2- Certification of Interim Filings

I, Stephen Taylor, Chief Financial Officer of CryptoLogic Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CryptoLogic Inc. (the “Issuer”) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 14, 2007

/s/ Stephen Taylor

STEPHEN TAYLOR

CHIEF FINANCIAL OFFICER

CRYPTOLOGIC INC.